Exhibit 12.1

NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	Six Months Ended June 30, 2017		2016	2015	2014	2013	2012

Pretax income from continuing operations before income from equity investees	$132,057		$239,506	$208,386	$191,289	$155,631	$117,333
Add:
Fixed charges (excluding capitalized interest)	53,799		96,168	89,973	85,514	85,912	83,937
Distributed income from equity investees	—		—	—	—	—	8,239

Pretax earnings from operations, as adjusted	$185,856		$335,674	$298,359	$276,803	$241,543	$209,509

Fixed Charges:
Interest on indebtedness	$50,343		$89,057	$84,080	$80,370	$79,175	$76,153
Capitalized interest	1,113		1,738	2,383	1,628	1,369	1,540
Amortization of net discount relating to indebtedness	836		1,246	1,100	1,238	3,188	4,975
Amortization of interest rate hedges	902		2,802	1,902	1,129	438	231
Amortization of deferred charges	1,718		3,063	2,891	2,777	3,111	2,578

Fixed charges	$54,912		$97,906	$92,356	$87,142	$87,281	$85,477

Ratio of net earnings to fixed charges	3.38	(A)	3.43	3.23	3.18	2.77	2.45

Fixed charges	$54,912		$97,906	$92,356	$87,142	$87,281	$85,477
Preferred stock dividends	20,762		38,623	35,434	35,434	27,923	17,428

Combined fixed charges and preferred stock dividends	$75,674		$136,529	$127,790	$122,576	$115,204	$102,905

Ratio of earnings to combined fixed charges and preferred stock dividends	2.46	(A)	2.46	2.33	2.26	2.10	2.04

(A)	Excluding the effect of $7.4 million in retirement severance costs, ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends would have been 3.52x and 2.55x, respectively. Retirement severance costs relate primarily to Craig Macnab’s retirement as the registrant’s chief executive officer on April 28, 2017.